                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                           DIAMETRICS MEDICAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


              Common Stock, with a par value of $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  252532 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    D. Craig Nordlund, Senior Vice President, General Counsel and Secretary
                          Agilent Technologies, Inc.
                              3000 Hanover Street
                         Palo Alto, California  94303
                                (650) 857-1501

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 1, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box  [  ].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SCHEDULE 13D

---------------------                                                                  --------------------
CUSIP NO. 252532 10 6                                                                     PAGE 2 OF 9 PAGES
---------------------                                                                  --------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                           AGILENT TECHNOLOGIES, INC. (#77-0518772)
---------------------------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                          (b) [_]
---------------------------------------------------------------------------------------------------
(3)    SEC USE ONLY
---------------------------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS*                                   OO
---------------------------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)[_]

----------------------------------------------------------------------
(6)                   CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE
----------------------------------------------------------------------
NUMBER OF SHARES           (7)  SOLE VOTING POWER                    0
BENEFICIALLY OWNED    -----------------------------------------------
BY EACH REPORTING          (8)  SHARED VOTING POWER          1,809,524
PERSON WITH           -----------------------------------------------
                           (9)  SOLE DISPOSITIVE POWER               0
                      -------   ---------------------------  ---------
                          (10)  SHARED DISPOSITIVE POWER     1,809,524
----------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               1,809,524 SHARES

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 3 OF 9 PAGES
---------------------                                       --------------------


-------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  7.0%
-------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*                           CO
-------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     This Schedule 13D amends and restates the original Schedule 13D filed by Agilent Technologies, Inc. on November 12, 1999 in its entirety. Due to a transmission error, an incorrect version of the original Schedule 13D was filed on November 12, 1999.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 (the "Common Stock"), of Diametrics Medical, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 2658 Patton Road, Roseville, Minnesota 55133.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Agilent Technologies, Inc., a Delaware corporation ("Agilent Technologies"). The address of Agilent Technologies' principal executive offices is 3000 Hanover Street, Palo Alto, CA 94304.

     The Board of Directors of Hewlett-Packard Company ("Hewlett-Packard") approved a spin-off transaction (the "Spin-off") pursuant to which Hewlett-Packard transferred its assets and liabilities related to its test and measurement, semiconductor products, chemical analysis and medical group businesses to Agilent Technologies, Inc. ("Agilent Technologies") on November 1, 1999, the separation date, and, immediately after the separation date, Agilent Technologies became a wholly owned subsidiary of Hewlett-Packard. As a result of the transactions entered into in connection with the Spin-off, Agilent Technologies owns the businesses and assets of Hewlett-Packard's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, including the shares of the Issuer formerly held by Hewlett-Packard and their associated rights and obligations.

     Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. It is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions and semiconductors and optical components. Agilent Technologies includes the following businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis.

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 4 OF 9 PAGES
---------------------                                       --------------------


     Agilent Technologies has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As discussed above, pursuant to the Spin-off, Hewlett-Packard transferred to Agilent Technologies, among other assets, its interest in 1,809,524 shares of the Issuer's Common Stock (the "Shares") (including the shares that would be received upon full exercise of the Warrant, as defined below), and their corresponding rights and obligations. Additionally, Hewlett-Packard and the Issuer entered into a letter agreement dated October 21, 1999 (the "Letter Agreement"), attached hereto as Exhibit A, which contemplated the transfer of
                                ---------
the Shares to Agilent Technologies and the assignment by Hewlett-Packard of its rights and obligations under the Common Stock Purchase Agreement, dated June 6, 1999, between the Issuer and Hewlett-Packard (the "Stock Purchase Agreement"), attached hereto as Exhibit B.
                   ---------

ITEM 4.  PURPOSE OF TRANSACTION.

     Originally, Hewlett-Packard purchased the Shares to establish a long-term sales, marketing and research alliance with respect to blood analysis products manufactured by the Issuer. The purpose of Agilent Technologies' acquisition of the Shares was to maintain an equity investment in the Issuer and its alliance with the Issuer.

     Except as described below, Agilent Technologies does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters in Item 4 of Schedule 13D. In the future, Agilent Technologies may purchase additional securities of the Issuer in the open market or in private transactions.

     Pursuant to the terms of the Stock Purchase Agreement, the Issuer has agreed that during the period ending June 28, 2001 (the "Two Year Period"), it shall not, with certain exceptions, issue any additional shares of its capital unless Agilent Technologies has first been offered (subject to the preemptive rights of certain other shareholders) the right to purchase such shares. In addition, during the Two-Year Period the Issuer shall not without Agilent Technologies' consent issue additional shares of capital stock to any person (other than Agilent Technologies) in an amount which would, when aggregated with the capital stock owned by such person, provide such person with more than 20% of the fully diluted voting power of the Issuer.

     Under the Stock Purchase Agreement, Agilent Technologies shall have the right to increase its ownership in the Issuer through open market transactions or in block transactions from existing shareholders, subject to applicable provisions of the Minnesota Business Corporation Act, Minnesota Statutes, Chapter 302A. To the extent the Issuer opts out of the provisions of Minnesota Statutes, Section 302A.671 ("Control Share Acquisition Act") with respect to any shareholder or potential shareholder of the Issuer, the Issuer shall similarly and at the same time opt out with respect to Agilent Technologies. During the period ending

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 5 OF 9 PAGES
---------------------                                       --------------------

June 28, 2002, and so long as the Agilent Technologies owns at least three percent of the voting power of the Issuer, the Issuer shall not implement any shareholder rights plan or poison pill.

During the Two-Year Period, the Issuer shall not seek or encourage any Takeover Proposal (as defined in the Stock Purchase Agreement) from any person other than Agilent Technologies unless the Issuer's board of directors in good faith has determined, after receiving the advice of a nationally recognized investment bank and the Issuer's outside legal counsel, that there has been a sustained and substantial deterioration in the Issuer's business that requires the Issuer's board of directors to seek a sale of the business because the Issuer lacks any other practical alternative.

     Pursuant to the Stock Purchase Agreement, the Issuer has agreed that the number of directors comprising its Board of directors shall be not fewer than
seven and not more than nine.   Agilent Technologies shall be entitled to
nominate one director to the Issuer's board of directors, except that such right shall be suspended to the extent Agilent Technologies' ownership falls below 3% of the voting power of the Issuer and in that event Agilent Technologies shall cause any director so nominated and elected to resign. At any time Agilent Technologies obtains 18% of the voting power of the Issuer, Agilent Technologies shall be entitled to nominate one additional director to the Issuer's board of directors, except such right shall be suspended to the extent Agilent Technologies' ownership falls below 18% of the voting power of the Issuer because of the sale of Common Stock owned by it or otherwise falls below 15% of the voting power of the Issuer and in that event Agilent Technologies shall cause one of its two directors so nominated and elected to resign. As long as Agilent Technologies holds Common Stock having at least 18% of the voting power of the Company, Agilent Technologies shall be entitled to nominate that number of directors (rounded to the nearest whole) proportionate to its voting power in the Issuer. So long as 20% or more of the Issuer's voting power is owned by persons who are not affiliates of the Issuer or Agilent Technologies, the Issuer shall have at least three independent directors. If Agilent Technologies is entitled to nominate one or more directors, the board of directors of the Issuer shall use its reasonable best efforts to cause such nominee(s) to be elected to the board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ACT.

     The aggregate number of shares beneficially owned by Agilent Technologies is 1,809,524, including shares issuable upon full exercise of a warrant to purchase, in the aggregate, 452,31 shares of the Issuer's Common Stock (the "Warrant") attached hereto as Exhibit C, which represents 7.0% of the Issuer's
                              ----------
outstanding Common Stock (based upon the representation of the Issuer in its most recent Form 10-Q filed with the Securities and Exchange Commission that it had 25,550,849 shares of Common Stock outstanding as of July 31, 1999).

     As a wholly owned subsidiary of Hewlett-Packard, Agilent Technologies shares the power to vote the Shares beneficially owned by it with Hewlett-Packard and shares the power to dispose of such shares with Hewlett-Packard.

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 6 OF 9 PAGES
---------------------                                       --------------------

     Other than the acquisition of the Shares and the Warrant as described in this statement, there have been no transactions by Agilent Technologies in the Issuer's Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a)  STOCK PURCHASE AGREEMENT

The Stock Purchase Agreement is described and/or referred to in Items 3 - 5 and is attached as Exhibit B.
               ---------

(b)  WARRANT

The Warrant is referred to in Item 5 and is attached as Exhibit C.
                                                        ---------

(c)  AGREEMENTS WITH AMARFOUR LLC AND BCC ACQUISITION II LLC

As an inducement for Hewlett-Packard to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, certain shareholders of the Issuer, Amarfour LLC ("Amarfour") and BCC Acquisition II LLC ("BCC"), entered into separate letter agreements with Hewlett-Packard as contemplated by
Section 9.9 of the Stock Purchase Agreement. The letter agreement between Amarfour and Hewlett-Packard is attached as Exhibit D and the letter agreement
                                            ---------
between BCC and Hewlett-Packard is attached as Exhibit E. In connection with the
                                               ---------
Spin-off and pursuant to the Letter Agreement, Hewlett-Packard's rights and obligations under the Stock Purchase Agreement and the letter agreements with Amarfour and BCC were transferred to Agilent Technologies. Accordingly, as provided in such letter agreements, upon Agilent Technologies' request, Amarfour and BCC will enter into separate agreements with Agilent Technologies with respect to the matters set forth in Section 9.9 of the Stock Purchase Agreement. As a result of such undertakings, and subject to Agilent Technologies obtaining ownership of shares representing 12% or more of the voting power of the Issuer, Amarfour and BCC shall be obligated, at Agilent Technologies' election, to not transfer "in block" any shares, warrants, options or convertible securities in the Issuer (except to their majority controlled financial investor affiliates) unless they have first offered Agilent Technologies the right to purchase such shares, warrants, options or convertible securities under terms and conditions no less favorable to Agilent Technologies than as proposed to be offered to any third party. For purposes of the preceding sentence, "in block" shall mean (1) shares, warrants, options or convertible securities representing 5% or more of the fully diluted voting power of the Issuer and (2) with respect to transferees who (prior to the proposed transfer) are 5% shareholders, shares, warrants, options or convertible securities representing the lower of 3% of the fully diluted voting power of the Issuer or that amount which would cause such transferee to hold more than 9% of the fully diluted voting power of the Issuer. The above described transfer restrictions shall only be effective during the Two-Year Period and shall be suspended at such times, if any, during the Two-Year Period that Agilent Technologies' voting power in the Issuer falls below
(a) 12% due to transfer of the Issuer's equity by Agilent Technologies and/or
(b) 10% for any other reason.

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 7 OF 9 PAGES
---------------------                                       --------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A.  Letter Agreement between Hewlett-Packard and the Issuer dated October 21,
    1999.
B. Common Stock Purchase Agreement dated June 6, 1999 between Hewlett-Packard and the Issuer.
C.  Warrant dated June 28, 1999.
D.  Letter Agreement between Amarfour and Hewlett-Packard dated June 6, 1999.
E.  Letter Agreement between BCC and Hewlett-Packard dated June 6, 1999.

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 8 OF 9 PAGES
---------------------                                       --------------------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1999

                                    AGILENT TECHNOLOGIES, INC.

                                     /s/ Marie Oh Huber
                                    -------------------------------------
                                    Name:  Marie Oh Huber
                                    Title: Assistant General
                                    Counsel and Assistant Secretary

                               SCHEDULE 13D

---------------------                                       --------------------
CUSIP NO. 252532 10 6                                          PAGE 9 OF 9 PAGES
---------------------                                       --------------------

                                LIST OF EXHIBITS

Exhibit No.
-----------
A.  Letter Agreement between Hewlett-Packard and the Issuer dated October 21,
    1999.
B. Common Stock Purchase Agreement dated June 6, 1999 between Hewlett-Packard and the Issuer.
C.  Warrant dated June 28, 1999.
D.  Letter Agreement between Amarfour and Hewlett-Packard dated June 6, 1999.
E.  Letter Agreement between BCC and Hewlett-Packard dated June 6, 1999.